Issuer Free Writing Prospectus

August 5, 2014

Filed Pursuant to Rule 433

Registration No. 333-192517

PRICING TERM SHEET

August 5, 2014

$25,000,000

PARAGON SHIPPING INC.

1,000,000

8.375% SENIOR NOTES DUE 2021

The information in this pricing term sheet relates to the offering of the 8.375% Senior Notes due 2021 of Paragon Shipping Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated August 5, 2014 (the “Preliminary Prospectus Supplement”) and the prospectus dated January 8, 2014, including the documents incorporated by reference therein, relating to the Registration Statement No. 333-192517. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Paragon Shipping Inc.

Securities offered:	1,000,000 8.375% Senior Notes due 2021 (the “Notes”)

Principal Amount:	$25,000,000

Over-allotment option:	$3,750,000 principal amount

Maturity:	August 15, 2021

Optional Redemption:	The Notes are not redeemable prior to August 15, 2017. On or after August 15, 2017, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation. See “Description of Notes—Optional Redemption for Changes in Withholding Taxes”

Coupon:	8.375%

Interest Payment Dates:	February 15, May 15, August 15 and November 15, commencing on November 15, 2014

Record Date:	February 1, May 1, August 1 and November 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Interest Payment Convention:	Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Trade Date:	August 5, 2014

Settlement Date:	August 8, 2014

Public Offering Price:	$25.00 per Note

Underwriters’ Discount:	$0.875 per Note

Underwriters’ Purchase Price from Issuer:	$24.125 per Note

Net Proceeds to the Issuer (before expenses):	$24,125,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations:	$25 and integral multiples of $25 in excess thereof

Offer to Purchase:	If a Change of Control (as defined in the Preliminary Prospectus Supplement) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. If a Limited Permitted Asset Sale (as defined in the Preliminary Prospectus Supplement) occurs, the Issuer must offer to purchase a principal amount of the Notes equal to the Excess Proceeds (as defined in the Preliminary Prospectus Supplement) of such Limited Permitted Asset Sale at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants—Limitation on Asset Sales”

Ratings:	The Notes will not be rated by any nationally recognized statistical rating organization.

Listing:	The Issuer will apply for listing of the Notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 45 days after the Notes are first issued.

CUSIP/ISIN:	69913RAA9 / US69913RAA95

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Jefferies LLC

Co-Managers:	Maxim Group LLC MLV & Co. LLC

Certain Covenants:	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement, including a prospectus, and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus, the preliminary prospectus supplement, and the final prospectus supplement when available, may be obtained by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department at Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or by email to prospectus.cpdg@db.com or by contacting Jefferies LLC, Attn: Prospectus Department at 520 Madison Avenue, 2nd Floor, New York, NY 10022, or at 1-877-547-6340, or by email to Prospectus_Department@Jefferies.com.